Ref.  393/A00-AB0/FIN/06

April 21, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

USA

Fax No.:   (202) 9429525

Attn.:    Filing Desk

Re.  : Limited Review for the Interim Financial Report

Dear Sir,

Please find attached the notification we sent to the Jakarta Stock Exchange related to our plans to perform a Limited Review by an Independent Auditor on the Company’s Interim Financial Report starting from our First Quarter Financial Report for the period ended March 31, 2006.

Our notification to the Jakarta Stock Exchange is made pursuant to the provisions of item III.1.7 of the Jakarta Stock Exchange Rule No. I-E.

Kindly be informed that we have also sent a similar notification to the Surabaya Stock Exchange as attached.

Thank you for your attention.

Sincerely yours,

Hasnul Suhaimi

President Director

No. 391/A00-AB0/FIN/06

April 21, 2006

Board of Directors

The Jakarta Stock Exchange

Jakarta Stock Exchange Building

Tower 1, 1st Floor

Jl. Jenderal Sudirman Kav. 52-53

Jakarta 12190

Attention : Head of Listing Division – Services Sector

Subject :

Limited Review for the Interim Financial Report

Dear Sir,

Referring to item III.1.7 of the Jakarta Stock Exchange Rule No. I-E, we kindly inform you that PT indosat Tbk (”Company”) will perform a Limited Review by an Independent Auditor on the Company’s Interim Financial Report starting from our First Quarter Financial Report for the period ended March 31, 2006. This is conducted as per the direction of the Board of Commissioners as part of the continuing effort to enhance the quality of reporting.

The Company plans to submit the Interim Financial Report with the Limited Review by an Independent Auditor in accordance with the provisions of item III.1.7 of the Jakarta Stock Exchange Rule No. I-E

Thank you for your kind attention.

Sincerely,

signed

Hasnul Suhaimi

President Director

CC: Head of PKP Service Sector, Bapepam

No. 392/A00-AB0/FIN/06

April 21, 2006

Board of Directors

The Surabaya Stock Exchange

Plaza Bapindo Building

Mandiri Tower, Lantai 20

Jl. Jenderal Sudirman Kav. 54-55

Jakarta 12190

Attention : Head of Listing Division

Subject :

Limited Review for the First Quarter Financial Report

Dear Sir,

Pursuant to the direction of the Board of Commissioners as part of the continuing effort to enhance the quality of reporting, we kindly inform you that PT Indosat Tbk (”Company”) will perform a Limited Review by an Independent Auditor on the Company’s Interim Financial Report starting from our First Quarter Financial Report for the period ended March 31, 2006.

Thank you for your kind attention.

Sincerely,

signed

Hasnul Suhaimi

President Director

CC: Head of PKP Service Sector, Bapepam